Exhibit 99.1

Amsterdam, 17 August 2021

Half Year 2021 Results

Revenue up 52% (63% excluding Grubhub) to €2.6 billion

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY, NASDAQ: GRUB), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, hereby reports its financial results for the first six months of 2021.

Statement of Jitse Groen, CEO of Just Eat Takeaway.com: “In the first six months of this year, Just Eat Takeaway.com continued to invest significantly, predominantly in the historically underinvested legacy Just Eat countries. Our consumer base, restaurant selection and order frequency have strongly increased, which will lead to improved profitability going forward.”

•

Revenue on a combined basis[1] grew by 52% to €2.6 billion in the first six months of 2021, compared with €1.8 billion in the first half of 2020, on a constant currency basis. Adjusted EBITDA[2] on a combined basis for Just Eat Takeaway.com was minus €190 million in the first six months of 2021, representing an adjusted EBITDA margin of minus 1.3% of GTV, reflecting the significant investment efforts of the Company.

•

In the first six months of 2021, the Company invested predominantly in the historically underinvested legacy Just Eat markets, through its three strategic pillars: (i) supply expansion and roll-out of Delivery, (ii) brand awareness and share of voice and (iii) customer experience and value proposition, including price leadership. These investments have led to superior growth, and increased online share gains in many markets, including the UK and Australia.

•

Given the widening of the price gap in consumer delivery fees versus its competitors, the Company has more flexibility to improve its adjusted EBITDA going forward. While the benefits from this development will already be visible in the second half of the year. Just Eat Takeaway.com will continue to invest significant amounts in providing the best and most affordable service to its consumers across the world.

•

Just Eat Takeaway.com has reached the peak of its absolute losses in the first half of 2021. Improved profitability will be driven by the growth and increased scale of the business, flexibility from the widening price gap, product and technology improvements, operational efficiencies, as well as fee caps which are expected to partly fall away going forward.

•

In the first six months of 2021, Covid-19 related commission fee caps and restaurant support initiatives amounted to €142 million. While some of the fee caps have fallen or will fall away in the second half of 2021, fee caps in some regions have been prolonged despite a previously announced timeframe linked to the end of the state of emergency or restaurants being able to operate at full capacity again. Fee caps are counterproductive and market disruptive as they will ultimately impact the revenue of partner restaurants caused by higher consumer prices, and slow-down further innovation and investment in the sector. Management believes that these fee caps are unlawful, and the Company will join the industry to oppose any extensions.

•

In the first six months of 2021, Just Eat in the UK added a record number of 58 million orders to 135 million orders, representing the highest absolute order growth in the sector, about double the absolute growth pace of its competitors. The average monthly order frequency in the UK reached 3.2 times, up from 2.5 times a year ago. In London, Just Eat gained approximately ten absolute percent points online share[3] since the beginning of the investment programme in the third quarter of 2020.

•

In the first six months of 2021, further investments were made into the roll-out of Delivery in Germany, while improving operational leverage. The German business generated €94 million of adjusted EBITDA, up 63% from €58 million in the same period of 2020. While overall orders were growing by 62%, Delivery orders in Germany grew by 110%.

•

Canada, including fee caps and restaurant support initiatives of €32 million, generated €4 million of adjusted EBITDA in the first six months of 2021. SkipTheDishes opened the first SKIP Express Lane, which makes it the first large player in Canada with a convenience delivery hub (“dark store”). The Company believes it can run Express Lane profitably at scale, because of the underlying profitability of the whole Canadian business, which is almost fully a Delivery business.

•

In the United States, Grubhub processed 134 million orders in the first six months of 2021, representing a growth rate of 27% compared with the same period in 2020. Orders grew throughout the country, and during the first half of 2021 Grubhub began to see a post-Covid-19 recovery in large city downtown areas, particularly Manhattan, as well as in its corporate business. Grubhub will refocus its investments to expand its strongholds. It has initiated a rebrand in the US to align with the global Company. Furthermore, the Seamless brand is planned to be integrated into Grubhub starting later this year to make more efficient use of its marketing resources in New York. The cohorts look very promising, even as benefits from Covid-19 related demand have started to dissipate. Grubhub added over 30,000 partnered restaurants during the first six months of 2021 and recently announced a partnership with Olo, which will enable Just Eat Takeaway.com to add tens of thousands more POS integrated restaurants to the marketplace.

•	Management reiterates its guidance for the full year 2021:
o	Order growth (excl. Grubhub) above 45% year-on-year;
o	GTV (incl. Grubhub on a combined basis1) expected to be in a range of €28 to €30 billion;
o	Adjusted EBITDA margin (incl. Grubhub on a combined basis1) in a range of minus 1% and minus 1.5% of GTV.
•	The Company’s cash position amounted to €1,519 million as per 30 June 2021.
•

Management reiterates its intention to monetise its 33% stake in iFood if an appropriate offer is made that reflects the size and superior growth of this asset. The highest bid to date amounted to €2.3 billion and fell short of managements expectancies.

[1]

The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

[2]

Adjusted EBITDA is defined as operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition and integration related expenses and other items not directly related to underlying operating performance

[3] Source: Credit card transaction volumes measured by Cardlytics credit card transactions supplemented with cash orders for the period July 2020 to July 2021, whereby London is defined as all area within the M25”

Performance highlights

	On a Combined basis[1]
Millions unless stated otherwise	H1 2021	H1 2020	Change
Restaurants (# thousands)[2]	588	426	38%
Active Consumers[2]	98	81	21%
Returning Active Consumers as % of Active Consumers	67%	64%	3pp
Orders per Returning Active Consumer (#)	16.5	13.6	2.9
Orders
United Kingdom	135.0	76.8	76%
Germany	79.8	49.2	62%
Canada	57.0	37.0	54%
Netherlands	31.4	22.8	37%
Rest of the World[3]	109.3	71.1	54%
Orders (excluding US)	412.4	256.9	61%
United States	134.4	105.9	27%
Pro forma Orders	546.8	362.7	51%
Average Transaction Value (€)	25.83	26.70	(0.87)
GTV (in € millions)[4]	14,124	9,686	46%

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited and may not add up due to rounding.

[2] Number as at 30 June
[3] Rest of the World comprises Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland
[4] Change at constant currency level for GTV is 50%.

	On a Combined basis[1]
€ millions	H1 2021	H1 2020	Change	Constant currency

Revenue
United Kingdom	552	303	82%	81%
Germany	284	161	76%	76%
Canada	317	228	39%	38%
Netherlands	120	80	50%	50%
Rest of the World	423	259	63%	62%
Revenue (excluding US)	1,696	1,031	65%	63%
United States	909	747	22%	33%
Pro forma Revenue	2,605	1,778	47%	52%

Adjusted EBITDA
United Kingdom	(71)	127	-156%	-155%
Germany	94	58	63%	63%
Canada	4	29	-85%	-85%
Netherlands	40	38	6%	6%
Rest of the World	(136)	7	n.m.	n.m.
Head office	(96)	(84)	14%	15%
Adjusted EBITDA (excluding US)	(164)	175	-194%	-193%
United States	(25)	30	-183%	-307%
Pro forma Adjusted EBITDA	(190)	205	-192%	-200%

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited and may not add up due to rounding.

Segment information

In the first half of 2021, we built on the strong momentum generated in 2020, maintaining strong organic order growth and completing the combination with Grubhub. We observed strong consumer acquisition trends and online share gains from our investments in marketing and our Delivery offering (restaurant selection and consumer price leadership), giving us confidence to maintain this investment throughout the period. The below paragraphs of this section are presented on a combined basis only, as it most accurately reflects the performance for the periods under review.

Following the combination of Grubhub and Just Eat Takeaway.com, the Company has five reportable segments: United States, United Kingdom, Germany, Canada and the Netherlands. The other countries have been combined into an “all others” segment which is named “Rest of the World” (which comprises Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain, and Switzerland).

United Kingdom

	On a Combined basis[1]
	Six-month period ended 30 June
Millions unless stated otherwise	2021	2020	Change
Orders	135.0	76.8	76%
• Delivery %	39.0%	8.2%	30.8pp
Gross Transaction Value (€)[2]	3,052	1,870	63%
Revenue (€)[3]	552	303	82%
Adjusted EBITDA (€)	(71)	127	-156%
• Adjusted EBITDA margin (%)[4]	-2.3%	6.8%	(9.1)pp

[1] The Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

[2] Change at constant currency level for GTV is 62%.
[3] Change at constant currency level for Revenue is 81%.
4 As percentage of GTV full six months period. GTV value is unaudited.

In the United Kingdom, Just Eat processed 135 million orders in the first six months of 2021, representing a growth rate of 76% compared with the same period last year. Delivery orders for the first six months of 2021 grew more than 700% compared with the same period last year. The Just Eat brand gained online share in the UK, including a significant inflection in London with triple-digit order growth in the first half of 2021 compared with the first six months of 2020. This significant growth was driven by our investment programme in marketing and Delivery, increasing brand visibility and targeting a period of aggressive price leadership and the expansion of restaurant supply, including our partnership with household brands such as McDonald’s, Greggs, Pret A Manger, Itsu and Chipotle. We added further choice to our platform in the first half of 2021, where we were proud to welcome more than 90 new brands including Leon and Le Pain Quotidien, as well as successful roll-out and activation of national coffee brands Costa Coffee and Starbucks®. At the end of June 2021, the number of restaurants in the UK increased to more than 58,000 from 50,000 at the beginning of the year. Also in the first half of 2021, we further increased brand coverage both nationally and in London by leveraging our Global campaign, local activations of new restaurant supply, and sponsorship of UEFA EURO 2020.

In the first six months of 2021, GTV increased by 63% year-on-year, 13 percentage points below order growth mainly driven by the step change in quick service restaurant (QSR) supply, whose orders typically carry a lower basket value. Revenue grew by 82% to €552 million in the first half year 2021 from €303 million in the same period last year. The revenue growth rate was higher than both the order and GTV growth rates, following the rapid increase in Delivery orders.

Adjusted EBITDA was minus €71 million in the first six months of 2021 compared with €127 million in the first half of 2020. The lower adjusted EBITDA reflected our continued investments to win online share, including increased restaurant selection, marketing, and our price leadership strategy.

Germany

	Six-month period ended 30 June
Millions unless stated otherwise	2021	2020	Change
Orders	79.8	49.2	62%
• Delivery %	8.1%	6.3%	1.8pp
Gross Transaction Value (€)	1,955	1,103	77%
Revenue (€)	284	161	76%
Adjusted EBITDA (€)	94	58	63%
• Adjusted EBITDA margin (%)[1]	4.8%	5.3%	(0.5)pp
1 As percentage of GTV full six months period. GTV value is unaudited.

In Germany, our brand Lieferando processed nearly 80 million Orders in the first six months of 2021, representing an order growth of 62% compared with the same period in 2020, driven by our continued investments in expanding our restaurant network, marketing, and Delivery selection.

GTV reached nearly €2.0 billion, an increase of 77% compared with the same period last year. GTV growth outpaced order growth driven by higher average transaction values.

Revenue in Germany grew to €284 million in the first six months of 2021 from €161 million in the first half year of 2020, representing a 76% increase. This was predominantly driven by an expansion of the Delivery business, which has higher revenue per order because of higher commission rates and delivery charges.

Adjusted EBITDA increased significantly to €94 million in the first half of 2021, up 63% from €58 million in the same period last year driven by continued strong operational leverage and despite significant investments in Delivery. Investments made over more than a decade have secured clear leadership in Germany, which positions us to capture the continued, highly profitable growth in this market.

Canada

	On a Combined basis[1]
	Six-month period ended 30 June
Millions unless stated otherwise	2021	2020	Change
Orders	57.0	37.0	54%
• Delivery %	95.8%	96.6%	(0.8)pp
Gross Transaction Value (€)[2]	1,433	927	55%
Revenue (€)[3]	317	228	39%
Adjusted EBITDA (€)	4	29	-85%
• Adjusted EBITDA margin (%)[4]	0.3%	3.1%	(2.8)pp

[1] The Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

[2] Change at constant currency level for GTV is 54%.
[3] Change at constant currency level for Revenue is 38%.
4 As percentage of GTV full six months period. GTV value is unaudited.

In Canada, the SkipTheDishes brand continued to perform strongly, and orders grew by 54% and reached 57 million in the first half of 2021 compared with 37 million orders in the same period last year.

Revenue grew to €317 million in the first six months of 2021 from €228 million in the first half year of 2020. Revenue growth was 15 percentage points behind order growth, mainly caused by €32 million of restaurant support initiatives, including €22 million temporary commission fee caps during the Covid-19 lockdowns. The value of Covid-19 related restaurant support packages doubled compared with the same period last year.

At the end of 2020, a loyalty and reward programme were launched, driving high retention and increased frequency of our consumer base. Canada currently has the highest order frequency within our reportable segments. Investments in our brand and network, as well as continued best-in-class reliability, market-leading fee transparency and unparalleled partner choice of approximately 45,000 restaurants, drove sustainable growth and efficiency in the market without relying on discounting or vouchering.

SkipTheDishes continued to lead the market in online food delivery in Canada. Despite offering significant support to our restaurant partners, adjusted EBITDA amounted to €4 million in the first half of 2021 from €29 million in the same period 2020.

The Netherlands

	Six-month period ended 30 June
Millions unless stated otherwise	2021	2020	Change
Orders	31.4	22.8	37%
• Delivery %	10.4%	6.9%	3.5pp
Gross Transaction Value (€)	804	543	48%
Revenue (€)	120	80	50%
Adjusted EBITDA (€)	40	38	6%
• Adjusted EBITDA margin (%)[1]	5.0%	7.0%	(2.0)pp
1 As percentage of GTV full six months period. GTV value is unaudited.

In the Netherlands, Thuisbezorgd.nl processed more than 31 million orders in the first half of 2021, representing a growth rate of 37% compared with the same period last year. In the first six months of 2021, GTV grew by 48%, outperforming order growth, driven by an increase in average transaction values.

Revenue grew 50% to €120 million in the first half of 2021 from €80 million in the same period last year. In addition to GTV growth, revenue also benefitted from strong growth in the Delivery business with higher revenue per order as well as growth of promoted placement revenue.

Adjusted EBITDA increased to €40 million in the first six month of 2021 from €38 million compared to the same period last year. The adjusted EBITDA margin decreased mainly due to decreased marketing spend as a result of Covid-19 in the first half of 2020, and a higher Delivery share following our enhanced Delivery restaurant selection.

Rest of the World

	On a Combined basis[1]
	Six-month period ended 30 June
Millions unless stated otherwise	2021	2020	Change
Orders	109.3	71.1	54%
• Delivery %	29.2%	15.5%	13.7pp
Gross Transaction Value (€)[2]	2,502	1,578	59%
Revenue (€)[3]	423	259	63%
Adjusted EBITDA (€)	(136)	7	n.m.
• Adjusted EBITDA margin (%)[4]	-5.4%	0.4%	(5.9)pp

[1] The Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

[2] Change at constant currency level for GTV is 58%.
[3] Change at constant currency level for Revenue is 62%.
4 As percentage of GTV full six months period. GTV value is unaudited.

In the first six months of 2021, Just Eat Takeaway.com processed 109 million orders across the Rest of the World, an increase of 54% compared with the same period last year. All countries grew orders year-on-year, with Australia, the largest market in the segment, generating triple digit order growth. Delivery orders grew 190% driven by investments in our price leadership strategy and enhanced restaurant selection. In the first six months of 2021, GTV reached €2.5 billion, up 59% compared with the same period in 2020. GTV growth outpaced order growth, mainly driven by higher average transaction values.

Rest of the World revenue grew 63% to €423 million in the first six months of 2021 from €259 million in the first half of 2020. Revenue growth exceeded GTV growth, predominantly driven by an expansion of the Delivery business, particularly in Australia, which has higher revenue per order because of higher commission rates and delivery charges.

The Rest of the World produced adjusted EBITDA of minus €136 million in 2021 compared with €7 million in the same period last year as a result of additional investment. This investment comprises several significant elements and is mainly focusing on previously underinvested legacy Just Eat businesses. Firstly, we invested in expanding our Delivery coverage and restaurant supply across all markets in the segment, which included costs in connection with the rapid roll out of our employment model in France and Italy. Secondly, we invested in a period of price leadership, offering free and discounted delivery fees for major restaurant brands and local restaurants focused on key cities. Lastly, we invested further in marketing, particularly our sponsorship of UEFA EURO 2020, leveraging our consistent branding across Europe.

Head office

Head office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, global operations and logistic teams, human resources, and the board. Not included in Head office are costs for global IT and product functions, which are allocated to countries and are therefore included in segment adjusted EBITDA.

Head office expenses increased to €96 million in the first half of 2021 from €84 million in the same period last year, which is clearly lower than the organic growth of the business. The absolute increase is driven mainly by investments we made in the expansion of global teams to support growth.

United States

	On a Combined basis[1]
	Six-month period ended 30 June
Millions unless stated otherwise	2021	2020	Change
Orders	134.4	105.9	27%
• Delivery %	64.2%	53.3%	10.8pp
Gross Transaction Value (€)[2]	4,378	3,665	19%
Revenue (€)[3]	909	747	22%
Adjusted EBITDA (€)	(25)	30	-183%
• Adjusted EBITDA margin (%)[4]	-0.6%	0.8%	(1.4)pp

[1] The Grubhub business was consolidated from 15 June 2021. These figures are presented as if the combination was completed on 1 January 2020 to provide comparable information for the full six months period. These numbers are unaudited.

[2] Change at constant currency level for GTV is 31%.
[3] Change at constant currency level for Revenue is 33%.
4 As percentage of GTV full six months period. GTV value is unaudited.

In the United States, Grubhub processed 134 million orders in the first six months of 2021, representing a growth rate of 27% compared with the same period in 2020. Orders grew across tiers and throughout the country, and during the first half of 2021 Grubhub began to see a post-Covid-19 recovery in large city downtown areas, including markets like Manhattan, as well as in its corporate business. GTV increased by 19% year-on-year, or 31% on a constant currency basis, outperforming order growth by 4 percentage-points. This was primarily driven by higher average transaction values during Covid-19 lockdowns.

Revenue grew 22% year-on-year, or 33% on a constant currency basis, to €909 million in the first six months of 2021. Revenue growth reflected a mix shift to Delivery orders offset by an approximately €70 million year-on-year headwind from fee caps and voluntary partner support initiatives.

Adjusted EBITDA was a negative €25 million in the first six months of 2021, down from €30 million in the first six months of 2020. The adjusted EBITDA margin of minus 0.6% is down from 0.8% in first six months of 2020. The lower adjusted EBITDA margin reflected our commitment to support our restaurant partners through the pandemic, the impact of temporary commission fee caps, and increased courier costs. Courier costs were higher due to several mostly temporary factors including tight labour markets and a sudden acceleration in demand after distribution of government stimulus payments that caused short-term courier supply imbalances.

Strategy update

Just Eat Takeaway.com is the world’s largest online food delivery platform outside China. We are the #1 food delivery platform in Europe, Canada, Australia and a major player in the US. On average, our GTV in our leadership markets is twice as large as that of our closest competitor, which means that our growth and market position benefits from powerful network effects.

We are continuing to invest in and grow our proven hybrid model, which allows us to offer the broadest restaurant selection and best value proposition to our growing consumer base. We are committed to Delivery, which brings incremental revenue opportunities alongside our marketplace offering and where we benefit from significant efficiencies of scale given the size of our market positions. We maintain a disciplined approach to portfolio management, and we only invest in markets where we have or can create profitable market leadership positions. We intend to monetise our 33% stake in iFood if an appropriate offer is made. We are also exploring exciting growth opportunities, including our uniquely positioned B2B offering and our developing convenience (grocery) offering.

Online food delivery in our major markets remains in the early stages of penetration and we believe our markets have long growth runways ahead for many years to come. With our entrenched market leadership positions and hybrid model, we believe that Just Eat Takeaway.com is very well placed to drive significant profitable growth.

The Company will be hosting a capital markets day on 21 October 2021 to provide the market with further details on its strategy and increased visibility on how the Company will capitalise on the exciting, long-term growth and profit opportunities across its business. This will include updates about our US market positioning, our growing Delivery operations, the convenience (grocery) sector, our technology leadership, and our approach to portfolio management.

CFO update and financial review

The financial information included in the CFO update and financial review is derived from the unaudited condensed consolidated interim financial statements. This section is reported on an IFRS basis, which means that business combinations have been included as from the acquisition date (‘transfer of control’), both in 2021 and 2020.

Interim Financial Statements review - on an IFRS basis

The commentary in the following paragraphs is based on the 2021 unaudited condensed consolidated interim financial statements and 2020 comparative figures included therein. The Grubhub business was consolidated as from the acquisition date, which was 15 June 2021.

Condensed consolidated statement of profit and loss

	Six-month period ended 30 June
€ millions	2021	2020
Revenue	1,768	675
Courier costs	(1,022)	(181)
Order processing costs	(147)	(74)
Staff costs	(393)	(159)
Other operating expenses	(430)	(210)
Depreciation, amortisation and impairment	(131)	(62)
Operating loss	(355)	(11)
Share of results of associates and joint ventures	(19)	(9)
Finance income	3	7
Finance expense	(25)	(13)
Other gains and losses	1	-
Income tax expense	(91)	(33)
Loss for the period	(486)	(59)

Other comprehensive (loss) / income for the period	461	2
Total comprehensive loss for the period	(25)	(57)

Revenue

	Six-month period ended 30 June
€ millions	2021	2020
Order-driven revenue	1,709	656
Ancillary revenue	59	19
Revenue	1,768	675

Just Eat Takeaway.com has revised its disaggregation of revenue. The purpose of the revision is to distinguish between revenues which are earned directly from orders placed on Just Eat Takeaway.com's platforms and revenues which are not directly linked to orders. The comparatives have been adjusted accordingly.

Revenue is presented net of any discounts provided to restaurants or consumers, VAT and other sales-related taxes.

Order-driven revenue

Order-driven revenue consists of all revenue streams which are earned from orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from restaurants and consumers and primarily includes commission fees, consumer delivery fees, administration fees, online payment service fees, and promoted placement fees which are charged on a per order basis.

Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise, promoted placement fees which are not earned on a per order basis, and subscription fees.

Order fulfilment costs

	Six-month period ended 30 June
€ millions	2021	2020
Courier costs	(1,022)	(181)
Order processing costs	(147)	(74)
Order fulfilment costs	(1,169)	(255)

Courier costs and order processing costs together comprise order fulfilment costs. Order fulfilment costs were €1,169 million in the first half of 2021, which was 358% higher than at the same period last year. This change was driven by the full six months of combination with Just Eat as compared to only 2.5 months last year, combination with Grubhub, as well as strong order growth driving order processing cost and the increase in courier costs due to the expansion of our Delivery business. Delivery Orders and Delivery share grew in every segment in the first half of 2021 compared to the same period last year.

Courier costs, which also include all salary and staff expenses of the employed couriers, amounted to €1,022 million, representing 87% of our order fulfilment costs. These costs increased at a higher rate than the Delivery orders, mainly due to the expansion of our employed courier model (“Scoober”) and increasing cost per courier.

Order processing costs increased due to growth in the share of online payments as well as the growth in merchandise sales.

Staff costs

	Six-month period ended 30 June
€ millions	2021	2020
Wages and salaries	(263)	(103)
Social security charges	(39)	(16)
Pension premium contributions	(14)	(4)
Share-based payments	(12)	(16)
Temporary staff expenses	(65)	(20)
Staff costs	(393)	(159)

Staff costs were €393 million in the first half of 2021, representing a 147% increase compared with same period last year, which was mainly due to the combinations with Just Eat and Grubhub as well as the continuing investments in our organisation to execute our growth strategy. Our staff-related investments were primarily in operational functions with a large increase in our customer service staff to support the strong order growth and migration from an outsourced to insourced operational model. Over the course of 2021, our Delivery operations staff increased significantly to support the expansion of our Delivery offering and roll out of Scoober. We also expanded our sales team to accelerate new restaurant acquisitions and grew our IT and product teams to strengthen our platform capabilities and develop new functionalities. Most of our temporary staff costs relate to customer service and operations. Staff costs do not include costs related to employed couriers which are classified as courier costs within order fulfilment costs. Our staff related investments grew at lower rate than orders and Revenue. Our staff, excluding couriers, increased to an average of 10,585 FTEs in the first half of 2021 from an average of 4,415 FTEs in the same period last year.

Share-based payments decreased to €12 million in 2021 compared to €16 million in 2020, mainly driven by the acceleration of share-based payments to former Just Eat employees as part of combination with Just Eat in the first half of 2020. Share based payments include the Long-Term Incentive Plan (LTIP) for the Management Board, as well as the various share and share option plans for employees.

Other operating expenses

	Six-month period ended 30 June
€ millions	2021	2020
Marketing expenses	(295)	(97)
Other operating expenses	(135)	(113)
Other operating expenses	(430)	(210)

Marketing expenses

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-order) which directly generates traffic and Orders, such as search engine marketing, app marketing and affiliate marketing (rewarding third parties for referrals to Just Eat Takeaway.com’s platforms) and (ii) brand marketing, such as television and online media, and outdoor advertising (billboards).

Marketing expenses increased by 204% to €295 million in the first half of 2021 compared with €97 million in the same period last year, primarily driven the full six months of combination with Just Eat as compared to only 2.5 months last year, combination with Grubhub, and investment in our brands such as the EURO 2020 sponsorship as well as in the first half of 2020 marketing investments were significantly reduced due to (i) uncertainty about the impact of Covid-19 on our business, and (ii) lower relevance of outdoor advertising.

Specifically, the EURO 2020 sponsorship has positioned our brand association as a top-tier sports sponsoring brand and has laid the foundation for our future work with UEFA through 2025. We activated the partnership through a bespoke ad campaign with some of the world's biggest football stars, a very successful 'Order & Win' campaign, along with player escorts, fantasy football, etc. Aligned to our strategic goals, we continue to lead share of voice in most of our key markets throughout half year of 2021, while steadily increasing our top-of-mind brand awareness, which has resulted in new consumer acquisition growth compared to the same period last year 2020.

Other operating expenses

Other operating expenses were €135 million in the first half of 2021, an increase of 19% compared with the same period prior year. This increase was mainly driven by full six months of combination with Just Eat as compared to only 2.5 months last year, combination with Grubhub and additional costs due to acquisition and integration-related activities, professional services fees as well as additional recruitment, and other staff-related expenses to support our organisational expansion and the growth of our Delivery business.

Depreciation and amortisation expenses

Depreciation and amortisation expenses were €131 million in the first six months of 2021, up from €62 million in the first half of 2020. This increase related to a full half year of amortisation of intangible assets and depreciation of property and equipment and right-of-use assets recognised as part of the Just Eat Acquisition in comparison to two and a half months in 2020, the amortisation of intangible assets recognised as part of the Grubhub Acquisition, and depreciation related to new leased buildings.

Share of results of associates and joint ventures

Our share of results of associates and joint ventures in the first six months of 2021 was a loss of €19 million compared with €9 million in the first six months of 2020. The loss in the first six months of 2021 relate to our share of losses in iFood, our Brazilian associate.

Finance income and finance expense

Our finance income in the first six months of 2021 was €3 million compared with €7 million in the first six months of 2020. Finance expense increased to €25 million in the first six months of 2021 from €13 million in the first six months of 2020, with the biggest variance driven by interest expenses related to the newly issued convertible bonds.

Income tax expense

In the first six months of 2021, the tax expense was €91 million, compared with €33 million in the first six months of 2020. The tax expense of €91 million related to current tax expense of €33 million (2020: €41 million expense) and €58 million related to deferred tax expense (2020: €8 million benefit). This relates mainly to the impact of the UK tax rate change and an offsetting effect on the temporary differences from the amortisation of intangible assets and the recognition of tax loss carry forwards available. In addition, the carried forward tax losses in Germany, Poland and Canada were fully utilised as per 30 December 2020.

Loss for the period

As a result of the factors described above, Just Eat Takeaway.com realised a net loss after tax of €486 million in the first six months of 2021.

Other comprehensive income (loss) for the period

In the first six months of 2021, the other comprehensive income for the period was €461 million compared with an income of €2 million in the first six months of 2020. The other comprehensive income consists of foreign currency translation income related to non-current assets held in foreign operations.

Condensed consolidated statement of financial position

€ millions	30 June 2021	31 December 2020

Non-current assets	15,697	9,533
Current assets	497	293
Cash and cash equivalents	1,519	529
Total assets	17,713	10,355

Share capital and share premium	13,420	8,807
Legal reserves	705	421
Other reserves	(754)	(729)
Total shareholders’ equity attributable to equity holders	13,371	8,499
Non-controlling interests	5	5
Total equity	13,376	8,504

Non-current liabilities	3,166	1,092
Current liabilities	1,171	759
Total liabilities	4,337	1,851

Non-current assets, mainly consisting of goodwill, other intangible assets and investments in associates and joint ventures were €16 billion as at 30 June 2021, up from €10 billion as at 31 December 2020. This increase was primarily driven by the intangible assets and goodwill recognised as part of the Transaction with Grubhub.

Current assets were €497 million as at 30 June 2021, up from €293 million as at 31 December 2020. This increase was primarily driven by the Transaction with Grubhub.

Cash and cash equivalents increased to €1,519 million as at 30 June 2021, from €529 million as at 31 December 2020. This increase was primarily driven by the issuance of convertible bonds in 2021 and the Transaction with Grubhub.

Shareholders’ equity increased to €13 billion as at 30 June 2021, from €9 billion as at 31 December 2020, mainly driven by the issuance of €5 billion in shares in relation to the Transaction with Grubhub.

The solvency ratio, defined as total equity divided by total assets, was 76% as at 30 June 2021, down from 82% as at 31 December 2020, driven by the issuance of convertible bonds in 2021.

Non-current liabilities increased to €3 billion as at 30 June 2021, from €1 billion as at 31 December 2020, driven by the issuance of convertible bonds amounting to €1 billion (including option value of €139 million which is allocated to equity), acquired senior notes of €437 million related to the Transaction with Grubhub and increased deferred tax liabilities of €561 million arising on the Transaction with Grubhub.

Condensed consolidated statement of cash flows for the six-month period ended 30 June

	Six-month period ended 30 June
€ millions	2021	2020

Net cash generated by / (used in) operating activities	(220)	108
Net cash generated by investing activities	151	35
Net cash generated by financing activities	1,051	333
Net cash and cash equivalents generated	982	476

Effects of exchange rate changes of cash held in foreign currencies	8	(1)
Net increase in cash and cash equivalents	990	475

Net cash used by operating activities amounted to €220 million in the first six months of 2021 compared with net cash generated by operating activities of €108 million in the first six months of 2020. The increase was mainly driven by the decrease of operational results.

Net cash generated by investing activities was €151 million in the first six months of 2021 compared with cash generated by investing activities of €35 million in the first six months of 2020.

Net cash generated by financing activities was €1,051 million in the first six months of 2021, compared with €333 million in the first six months of 2020. The main driver in the first six months of 2021 was the issuance of convertible bonds of €1,100 million.

All-share combination with Grubhub

On 15 June 2021, the Company’s acquisition of 100% of the shares in Grubhub was completed in an all-share combination (the “Transaction”). On the same day, Just Eat Takeaway.com American Depositary Shares (ADS) began trading on Nasdaq under the ticker symbol “GRUB” and the appointments of Matt Maloney to the Just Eat Takeaway.com management board and Lloyd Frink and David Fisher to the Just Eat Takeaway.com supervisory board took effect.

The Transaction represents Just Eat Takeaway.com’s entry into online food delivery in the United States and builds on the strategic rationale for the Company’s merger with Just Eat plc. As a result of the Transaction, Just Eat Takeaway.com is now built around four of the world’s most attractive markets in online food delivery: the United States, the United Kingdom, the Netherlands and Germany, increasing the Enlarged Group’s ability to deploy capital and resources to strengthen its competitive positions in all markets.

Dissenting votes at Annual General Meeting

On 12 May 2021, the General Meeting resolved to reappoint Mr. David Fisher as member of the Supervisory Board, subject to completion of the Transaction. As this resolution had a significant number (20%) of votes cast against it, the Management Board and the Investor relations department engaged, which they regularly do, with our shareholders. From this engagement, the Company believes that certain shareholders voting against this resolution relied on an initially incorrect publication by a leading governance agency stating that Mr. Fisher may be ‘over-boarded’ upon his reappointment, even though this publication was later corrected and converted into a “FOR” recommendation.

Events after the reporting period

The Company has entered into an agreement to acquire the Bistro.sk business in Slovakia from Ringier Axel Springer Media AG. The enterprise value for the transaction is approximately €50 million, with the transaction expected to close later in 2021. Following closing of the acquisition, Bistro.sk will adopt the Just Eat Takeaway.com global brand identity and migrate to the Company’s European IT-platform.

In July 2021, Just Eat Takeaway.com took up its rights to participate in iFood's funding round for its financial year ending March 2022, investing $62 million into iFood to maintain its current holding of 33.3%.

Outlook

In the second half of 2021, we will continue to invest in growth and prioritise online share over adjusted EBITDA. This allows us to invest in building the best offering for our restaurants, consumers and couriers, thereby continuing to fuel the network effects which have driven our success to date.

In line with the guidance given in our Q2 Trading Update, please find our full year 2021 guidance below:

FY 2021 guidance
Order growth (y-o-y)	(excl. Grubhub)	More than 45%
GTV (€bn)	(incl. Grubhub)	€28bn to €30bn
Adjusted EBITDA (as % of GTV)	(incl. Grubhub)	-1% to -1.5%

Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks. We assess our risks by using the JET risk universe. JET identified 12 principal risks aligned to JET’s Vision and Strategy which are categorized into 5 broad categories as set out in the chapter “Risk Management” of our 2020 Annual Report. Any of these risks and events or circumstances described therein may have a material adverse effect on our business, financial condition, results of operations and reputation. The risks outlined in the 2020 Annual Report continue to apply in 2021. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.

In Control Statement by the Management Board

With reference to the statement within the meaning of Article 5:25d (2)(c) of the Dutch Financial Supervision Act and regulation 4.2 of the UK Disclosure and Transparency Rules, the Management Board states, to the best of its knowledge, that:

•

The condensed consolidated interim financial statements as at and for the six months ended 30 June 2021 give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidation taken as a whole;

•

The half year 2021 results provide a fair view of the information required pursuant to Article 5:25d paragraph 8 and 9 of the Dutch Financial Supervision Act and regulations 4.2.7 and 4.2.8 of the UK Disclosure and Transparency Rules.

The Management Board, 17 August 2021

Jitse Groen, CEO
Brent Wissink, CFO
Jörg Gerbig, COO

Matt Maloney, Member of the Management Board

Investor Relations:
Joris Wilton
E: IR@justeattakeaway.com

Media:
E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY, NASDAQ: GRUB) is a leading global online food delivery marketplace outside China.

Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 580,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves.

The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, as well as through partnerships in Colombia and Brazil.

Analyst and investor conference call and audio webcast

Jitse Groen, Brent Wissink, Matt Maloney, and Jörg Gerbig will host an analyst and investor conference call to discuss the results of the first six months of 2021 at 10:30 am CET on Tuesday 17 August 2021. Members of the investor community can follow the audio webcast on:

https://www.justeattakeaway.com/investors/results-and-reports/

Media and wires call

Jitse Groen will host a media and wires call to discuss the results of the first six months of 2021 at 8:30 am CET on Tuesday 17 August 2021. Members of the press can join the conference call at +31 20 531 5843.

Financial calendar

For more information, please visit https://www.justeattakeaway.com/investors/financial-calendar/

Additional information on https://www.justeattakeaway.com/

•	Just Eat Takeaway.com Analyst Presentation Half Year 2021
•	Our media kit including photos of the Management Board and industry-related photos for download

Just Eat Takeaway.com will be hosting a capital markets day on 21 October 2021. The exact format (live or virtual) is still to be determined and will be in line with the applicable regulations and recommendations concerning Covid-19 at that time.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Auditor's involvement

All figures in this document are unaudited.

Accounting Principles

Just Eat Takeaway.com’s half year 2021 results have been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended 31 December 2020 and any public announcements made by the Company during the interim reporting period. The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the

Company’s consolidated financial statements as at and for the year ended 31 December 2020, except for the estimation of the income tax expense which is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full year.

Disclaimer

Statements included in this press release that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are, or may be deemed to be, forward-looking statements, including “forward-looking statements” made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “plans”, “projects”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect the Company’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are risks from or uncertainties related to the following: innovation, competition, brand & reputation, acquisitions, global strategic projects, technology reliability & availability, social change, legislation & regulation, data security & privacy, financial reporting, people, operational complexity of hybrid model (marketplace and delivery) and integration & transformation. Additional information concerning key factors that could cause actual results to differ materially from those projected in the forward-looking statements can be found in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s registration statement on Form F-4 (Registration Statement No. 333-255540), which was declared effective by the SEC on May 12, 2021, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov, and the Company’s Annual Reports, which may be obtained free of charge from the Company’s corporate website, https://justeattakeaway.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement whether as a result of new information, future developments or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No Offer or Solicitation

This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Non-GAAP Financial Measures and Alternative Performance Measures

This presentation includes certain non-GAAP financial measures as defined by SEC rules and alternative performance measures as defined by European rules. Just Eat Takeaway.com uses these non-GAAP financial measures and alternative performance measures, respectively, as key performance measures because it believes they facilitate operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortisation expense on its fixed assets and the impact of stock-based compensation expense. These non-GAAP financial measures and alternative performance measures are not measurements of Just Eat Takeaway's financial performance under IFRS and should not be considered as an alternative to performance measures derived in accordance with IFRS and should be read in conjunction with Just Eat Takeaway.com's financial statements prepared in accordance with IFRS. Just Eat Takeaway.com has provided a reconciliation of those measures to the most directly comparable IFRS measures in Just Eat Takeaway.com's 2020 Annual Report.

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited condensed consolidated statement of profit or loss and other comprehensive loss

	Unaudited
	Six-month period ended 30 June
€ millions	2021	2020
Revenue	1,768	675
Courier costs	(1,022)	(181)
Order processing costs	(147)	(74)
Staff costs	(393)	(159)
Other operating expenses	(430)	(210)
Depreciation, amortisation and impairment	(131)	(62)
Operating loss	(355)	(11)
Share of results of associates and joint ventures	(19)	(9)
Finance income	3	7
Finance expense	(25)	(13)
Other gains and losses	1	-
Loss before income tax	(395)	(26)
Income tax expense	(91)	(33)
Loss for the period	(486)	(59)

Other comprehensive (loss) / income

Items that will not be reclassified subsequently to profit or loss:
Fair value gain / (loss) on investments in equity instruments through OCI	-	323

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation (loss) / gain related to foreign operations, net	461	(321)
Other comprehensive (loss) / income for the period	461	2
Total comprehensive loss for the period	(25)	(57)

Loss attributable to:
Owners of the Company	(486)	(59)
Non-controlling interests	(0)	(0)

Total comprehensive loss attributable to:
Owners of the Company	(25)	(57)
Non-controlling interests	(0)	(0)

Loss per share (expressed in € per share)
Basic loss per share	(3.12)	(0.45)
Diluted loss per share	(3.12)	(0.45)

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of financial position

	Unaudited
€ millions	30 June 2021	31 December 2020
Assets
Goodwill	7,884	4,616
Other intangible assets	5,703	3,206
Property and equipment	131	47
Right-of-use assets	272	77
Investments in associates and joint ventures	1,682	1,575
Deferred tax assets	-	-
Other non-current assets	25	12
Total non-current assets	15,697	9,533

Trade and other receivables	247	162
Other current assets	162	100
Current tax assets	55	17
Inventories	33	14
Cash and cash equivalents	1,519	529
Total current assets	2,016	822

Total assets	17,713	10,355
	Unaudited
€ millions	30 June 2021	31 December 2020
Equity and liabilities
Total shareholders' equity	13,371	8,499
Non-controlling interests	5	5
Total equity	13,376	8,504

Borrowings	1,866	474
Deferred tax liabilities	1,059	550
Lease liabilities	240	66
Other non-current liabilities	1	2
Total non-current liabilities	3,166	1,092

Borrowings	35	9
Lease liabilities	45	21
Provisions	9	7
Trade and other liabilities	1,023	685
Current tax liabilities	59	37
Total current liabilities	1,171	759
Total liabilities	4,337	1,851

Total equity and liabilities	17,713	10,355

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements

Unaudited condensed consolidated statement of changes in equity

	Share capital	Share premium	Equity-settled share-based payments reserve	Equity component of convertible bonds	Fair value through OCI reserves	Foreign currency translation and other	Accumulated deficits	Total shareholders‘ equity	Non-controlling interest	Total equity
€ millions			Legal reserves			Other reserves
Balance as at 1 January 2020	3	1,324	4	23	-	12	(233)	1,133	-	1,133
					-
Total comprehensive (loss) / income	-	-	-	-	323	(321)	(59)	(57)	(0)	(57)
Issuance of shares	0	400	-	-	-	-	-	400	-	400
Issuance of shares related to business combination	3	7,104	-	-	-	-	-	7,107	4	7,111
Transaction costs	-	(31)	-	-	-	-	-	(31)	-	(31)
Issuance of convertible bonds	-	-	-	51	-	-	-	51	-	51
Share-based payments	0	1	16	-	-	-	-	17	-	17
Balance as at 30 June 2020	6	8,798	20	74	323	(309)	(292)	8,620	4	8,624

Balance as at 1 January 2021	6	8,801	24	74	323	(345)	(384)	8,499	5	8,504
Total comprehensive (loss) / income	-	-	-	-	-	461	(486)	(25)	(0)	(25)
Issuance of shares related to business combination	2	4,638	140	-	-	-	-	4,780	-	4,780
Transaction costs	-	(32)	-	-	-	-	-	(32)	-	(32)
Issuance of convertible bonds	-	-	-	139	-	-	-	139	-	139
Share-based payments	0	5	5	-	-	-	-	10	-	10
Balance as at 30 June 2021	8	13,412	169	213	323	116	(870)	13,371	5	13,376

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of cash flows

	Unaudited
	Six-month period ended 30 June
€ millions	2021	2020
Loss for the period	(486)	(59)
Adjustments:
Depreciation, amortisation and impairment	131	62
Share of results of associates and joint ventures	19	9
Expense related to share-based payments	11	16
Finance income and expense recognised in profit or loss	22	6
Other non-cash adjustments	3	1
Income tax expense recognised in profit or loss	91	33
	(209)	68

Movement in working capital
Increase in inventories	(17)	(5)
(Increase) / decrease in trade and other receivables	36	(13)
(Increase) / decrease in other current assets	4	(3)
Increase in trade and other liabilities	14	85
Net cash generated by / (used in) operations	(172)	132

Interest paid	(17)	(6)
Income taxes paid	(31)	(18)
Net cash generated by / (used in) operating activities	(220)	108

Cash flows from investing activities
Investment in other intangible assets	(11)	(16)
Investment in property and equipment	(30)	(9)
Acquisition of subsidiaries, net of cash acquired	192	110
Funding provided to associates and joint ventures	-	(50)
Net cash generated by investing activities	151	35

Cash flows from financing activities
Proceeds from issue of ordinary shares	1	401
Transaction costs related to issue of ordinary shares	(32)	(12)
Principal elements of lease payments	(12)	(7)
Proceeds from borrowings	1,109	432
Transaction costs related to the borrowings	(15)	(6)
Repayments of borrowings	-	(475)
Net cash generated by financing activities	1,051	333

Net increase in cash and cash equivalents	982	476

Cash and cash equivalents at beginning of year	529	50
Effects of exchange rate changes of cash held in foreign currencies	8	(1)
Cash and cash equivalents at end of the reporting period[1]	1,519	525
[1]Cash and cash equivalents include a cash balance of €180 million that is contractually restricted from general use for a maximum duration of three years

The accompanying Notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements

1General

Just Eat Takeaway.com is a leading online food delivery marketplace focused on connecting consumers and restaurants through its platforms.

Just Eat Takeaway.com N.V. (the “Company”) is a public limited liability company incorporated under the laws of the Netherlands and domiciled in Amsterdam, the Netherlands. The Company and the entities controlled by the Company (its subsidiaries) are referred to herein as “Just Eat Takeaway.com”, with the Company being the ultimate parent. The Company’s shares are traded on Euronext Amsterdam (ticker symbol: TKWY), its Crest Depositary Interests (“CDIs”) are traded on the London Stock Exchange (ticker symbol: JET), and, since 15 June 2021, American Depositary Shares (“ADSs”) are traded on Nasdaq (GRUB). The Company is registered at the Commercial Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 08142836.

Amounts in these Notes to the unaudited condensed consolidated interim financial statements (the “Notes”) are in € millions unless related to number and/or nominal value of shares, number and/or fair value elements of share options, or stated otherwise. Due to rounding, amounts in the tables may not add up precisely to the totals provided.

Grubhub acquisition

On 15 June 2021, the Company has completed the acquisition of 100% of the shares of Grubhub Inc. (“Grubhub”) in an all-share combination (the “Transaction”). The Transaction represents Just Eat Takeaway.com’s entry into online food delivery in the United States and builds on the strategic rationale for the Company’s acquisition of Just Eat plc in 2020. As a result of the Transaction, new Just Eat Takeaway.com N.V. ordinary shares (represented by ADSs) have now been issued for the benefit of Grubhub Stockholders in satisfaction of the consideration due under the terms of the Transaction. As a result, as per 15 June 2021, Grubhub Stockholders have received ADSs representing approximately 30% of the Company’s issued share capital as of completion of the Transaction. In addition, Grubhub requested that the New York Stock Exchange (“NYSE”) delists Grubhub’s common stock, and, as a result, trading of the Grubhub common stock, which traded under the ticker symbol “GRUB” on the NYSE, was suspended following the close of trading on 14 June 2021. The ADSs began trading on Nasdaq under the ticker symbol “GRUB” on 15 June 2021.

Refer also to Note 6 Business combinations.

2Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements for the six-month period ended 30 June 2021 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended 31 December 2020 and any public announcements made by the Company during the interim reporting period. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the European Union. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in Just Eat Takeaway.com’s financial position and performance since the last annual financial statements. Just Eat Takeaway.com's financial position and performance are not significantly affected by seasonality or cyclicality.

These unaudited condensed consolidated interim financial statements were authorised for issue by the Management Board and Supervisory Board on 17 August 2021.

Significant accounting policies

The accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended 31 December 2020 except for the estimation of the income tax expense which is recognised based on management’s estimate of the weighted average effective annual income tax rate expected for the full year.

The new and amended standards effective from 1 January 2021 do not have a material effect on the unaudited condensed consolidated interim financial statements.

Standards issued but not yet effective

Certain new accounting standards and interpretations have been issued but are not yet effective for the six-month period ended 30 June 2021 and have not been early adopted. None of the accounting standards issued but not yet effective are expected to have a significant impact on the Company's unaudited condensed consolidated interim financial statements.

Critical accounting judgements and key sources of estimation uncertainty

In preparing these unaudited condensed consolidated interim financial statements, the Management Board is required to make judgements that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The areas that involve critical accounting judgement and key sources of estimation uncertainty are the same as those described in the Company's consolidated financial statements as at and for the year ended 31 December 2020.

Going concern

The Management Board has assessed the going concern assumption of Just Eat Takeaway.com during the preparation of the unaudited condensed consolidated interim financial statements. There are no events or conditions that give rise to doubt the ability of Just Eat Takeaway.com to continue as a going concern for a period of twelve months after the preparation of the unaudited condensed consolidated interim financial statements. Consequently, it has been concluded that it is reasonable to apply the going concern concept as the underlying assumption for the unaudited condensed consolidated interim financial statements.

3Revenue

Revenue, disaggregated according to whether it is order-driven or ancillary in nature, is as follows:

	Unaudited
	Six-month period ended 30 June
€ millions	2021	2020
Order-driven revenue	1,709	656
Ancillary revenue	59	19
Revenue	1,768	675

Just Eat Takeaway.com has revised its disaggregation of revenue. The purpose of the revision is to distinguish between revenues which are earned directly from orders placed on Just Eat Takeaway.com's platforms and revenues which are not directly linked to orders. The comparatives have been adjusted accordingly.

Revenue is presented net of any discounts provided to restaurants or consumers, VAT and other sales-related taxes.

Order-driven revenue

Order-driven revenue consists of all revenue streams which are earned from orders placed on Just Eat Takeaway.com’s platforms. Order-driven revenue is earned from restaurants and consumers and primarily includes commission fees, consumer delivery fees, administration fees, online payment service fees, and promoted placement fees which are charged on a per order basis.

Ancillary revenue

Ancillary revenue consists of any other revenue streams which are not earned from orders placed on Just Eat Takeaway.com's platforms. It primarily includes sale of merchandise, promoted placement fees which are not earned on a per order basis, and subscription fees.

4Income taxes

Income tax expense is recognised at an amount determined by multiplying the profit (loss) before tax for the interim reporting period by management’s best estimate of the weighted average annual income tax rate expected for the full financial year per jurisdiction, adjusted for the tax effect of certain items recognised in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Company’s consolidated effective tax rate in respect of continuing operations for the six-month period ended 30 June 2021 was minus 23% (six-month period ended 30 June 2020: minus 140%). The income tax expense amounted to €91 million for the six-month period ended 30 June 2021 compared with €33 million for the six-month period ended 30 June 2020. This relates mainly to the impact of the UK tax rate change and an offsetting effect on the temporary differences from the amortisation of intangible assets and the recognition of tax loss carry forwards available. In addition, the carried forward tax losses in Germany, Poland and Canada were fully utilised as per 31 December 2020.

Due to new tax legislation in The Netherlands, tax losses available can be carried forward indefinitely as of 2022. As per 30 June 2021 no additional losses have been recognised compared to 31 December 2020.

Income tax recognised directly in profit or loss

	Unaudited
	Six-month period ended 30 June
€ millions	2021	2020
Current tax expenses	(33)	(41)
Deferred tax benefits / (expenses)	(58)	8
Total tax recognised directly in profit or loss	(91)	(33)

UK tax rate change

The Third Reading of Finance Bill 2021 took place on 24 May 2021 confirming that the UK corporation tax will increase from 19% to 25% as of April 2023. The increase in corporate tax rate had a significant impact on the valuation of Just Eat Takeaway.com’s deferred tax positions in the UK, mainly the deferred tax liabilities recognised as part of the Just Eat Acquisition. The impact on the deferred income tax expense for the six-month period ended 30 June is €106 million.

Danish Tax Authority Dispute

On 6 August 2021, Just Eat Takeaway.com was informed that the dispute is not expected to be resolved under the Mutual Agreement Procedure between the UK Competent Authorities and the Danish Competent Authorities. Just Eat Takeaway.com has requested the matter to be referred to arbitration.

Just Eat Takeaway.com still expects the outcome to be a full elimination of the potential double taxation. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over different periods, with net interest charges.

5Operating segments

The following is an analysis of Just Eat Takeaway.com’s revenue and results by reportable segment and country of domicile, including the other countries that have been combined into an “all others” segment which is named ‘Rest of the World’, and the non-allocated expenses included in Head office. As a result of the Transaction (refer to Note 6), the United States has been added as an additional reportable segment.

Just Eat Takeaway.com has also revised its definition of Adjusted EBITDA, the reportable segments’ measure of profit or loss, to Just Eat Takeaway.com's operating income / loss for the period adjusted for depreciation, amortisation, impairments, share-based payments, acquisition- and integration related costs and other items not directly related to underlying operating performance. Other items not directly related to underlying operating performance include, amongst others, restructuring costs, certain legal, tax, and regulatory matters, and certain insurance income and costs. No costs related to this revised definition occurred in the period ended 30 June 2020 and therefore this revision has no impact on the comparative amounts.

	Unaudited
	Six-month period ended 30 June 2021
€ millions	United States	United Kingdom	Germany	Canada	Netherlands	Rest of the World	Head office	Total
Revenue	72	552	284	317	120	423	-	1,768
Adjusted EBITDA	(7)	(71)	94	4	40	(136)	(95)	(171)
Share-based payment charge								(12)
Finance income								3
Finance expense								(25)
Share of results of associates and joint ventures								(19)
Other gains and losses								1
Depreciation, amortisation and impairment								(131)
Acquisition related costs								(7)
Integration related costs								(9)
Other items not directly related to underlying operating performance								(25)
Loss before income tax								(395)

Other segment information
Marketing expenses	(16)	(68)	(46)	(32)	(15)	(117)	(1)	(295)

	Unaudited
	Six-month period ended 30 June 2020
€ millions	United States	United Kingdom	Germany	Canada	Netherlands	Rest of the World	Head office	Total
Revenue	-	154	161	117	80	163	-	675
Adjusted EBITDA	-	63	58	18	38	(3)	(39)	135
Share-based payment charge								(16)
Finance income								7
Finance expense								(13)
Share of results of associates and joint ventures								(9)
Other gains and losses								-
Depreciation, amortisation and impairment								(62)
Acquisition related costs								(59)
Integration related costs								(9)
Other items not directly related to underlying operating performance								-
Loss before income tax								(26)

Other segment information
Marketing expenses	-	(11)	(28)	(6)	(9)	(39)	(4)	(97)

6Business combinations

Business combinations 2021

On 10 June 2020, the Management Board announced that the Company and Grubhub had entered into a definitive agreement whereby the Company is to acquire 100% of the shares of Grubhub in an all-share transaction. On 7 October 2020, the Extraordinary General Meeting of the Company approved the acquisition of Grubhub and the appointment of Matthew Maloney as a member of the Management Board and the appointments of Lloyd Frink and David Fisher as members of the Supervisory Board, which took effect on 15 June 2021. The Transaction was approved by Grubhub’s shareholders on 10 June 2021. The Transaction was completed on 15 June 2021, which is the date at which Just Eat Takeaway.com obtained control of Grubhub (the ‘acquisition date’).

Under the terms of the Transaction, Grubhub shareholders received ADSs representing 0.6710 new Just Eat Takeaway.com N.V. ordinary shares in exchange for each Grubhub share. The following table provides the provisional information for the Transaction on the control date fair value of each major class of assets acquired and liabilities assumed. The consideration transferred consists of 62.8 million ordinary shares issued and share-based payment replacement awards issued. The fair value of the consideration transferred was based on the 14 June 2021 closing share price of €73.89 per share. The acquisition did not result in any contingent consideration.

Unaudited
€ millions	15 June 2021
Consideration transferred	4,780

Other intangible assets	2,430
Property and equipment	76
Right-of-use assets	103
Deferred tax assets	151
Other non-current assets	8
Trade and other receivables	120
Other current assets	66
Current tax asset	19
Inventories	2
Cash and cash equivalents	192
Borrowings	(447)
Deferred tax liability	(561)
Other non-current liabilities	-
Lease liability	(101)
Trade and other liabilities	(324)
Current tax liability	(1)
Provisional fair value of net identifiable assets	1,733
Non-controlling interests	-
Goodwill recognised	3,047

The trade receivables comprise gross contractual amounts due of €120 million, of which none were expected to be uncollectable at the date of acquisition.

The initial accounting for the Transaction has only been provisionally determined as at the end of the reporting period. The provisional purchase price allocation is based on an estimation of the fair value of the identifiable assets acquired and liabilities assumed, pending the completion of the independent valuation of these assets and liabilities. This estimation requires the Management Board to estimate the future cash flows expected to arise from the assets and a suitable discount rate in order to calculate present value. The main reason for the initial accounting for the acquisition being provisional by the end of the interim reporting period is related to the reasonable time needed to obtain all the information necessary to identify and measure the identifiable assets acquired, liabilities assumed and resulting goodwill, including the valuation of the acquired intangible assets. As a result of the short timeframe between the acquisition date and the end of the reporting period, the Company will continue to obtain all necessary information about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date. In addition to the completion of the independent valuation, should any new information be obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition, then the accounting for the acquisition will be revised.

The Management Board believes that the assumptions used in the provisional purchase price allocation are appropriate as at 30 June 2021. The measurement period will end no later than 14 June 2022. Goodwill recorded in connection with the Transaction represents future economic benefits specific to Just Eat Takeaway.com arising from assets that do not qualify for separate recognition as intangible assets. The goodwill is not deductible for tax purposes.

From the date control was obtained, the revenues of Grubhub amounted to €72 million and the net loss of Grubhub amounted to €(11) million. The combined revenue and loss for the period of Just Eat Takeaway.com and the acquired business would have amounted to €2,605 million and €(654) million, respectively, if control had been obtained on 1 January 2021. Such unaudited pro forma figures are not intended to represent or be indicative of Just Eat Takeaway.com’s results of operations or financial condition that would have been reported had the Transaction been completed as of 1

January 2021 and should not be taken as indicative of Just Eat Takeaway.com’s future results of operations or financial condition.

Total acquisition costs for completed and announced acquisitions amounted to €7 million for the period ended 30 June 2021 (period ended 30 June 2020: €58 million, mainly related to the acquisition of Just Eat plc). The transaction costs accounted for through equity amount to €32 million in 2021 for the share issuance related to the Transaction (2020: €24 million, mainly related to the acquisition of Just Eat plc).

Cash flows on acquisitions

The cash flows, net of cash acquired in the business combinations, on acquisitions were related to the cash acquired amounting to €192 million in relation to the Transaction in 2021 (2020: €110 million cash acquired in relation to the Just Eat acquisition). No consideration was paid in cash in relation to the Transaction.

Business combinations 2020

On 15 April 2020, Just Eat Takeaway.com obtained control of Just Eat plc (the “Just Eat Acquisition”). On 15 April 2020, the fair value of the consideration transferred was based on the share price of €89.68 per share. The acquisition did not result in any contingent consideration.

The measurement period for the Just Eat Acquisition ended on 14 April 2021 and therefore the assets acquired, liabilities assumed, and goodwill recognised were adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date, and, if known, would have affected the measurement of the amounts recognised as of that date. The purchase price adjustments recognised during the measurement period resulted in a decrease in goodwill of €2 million, an increase in other intangible assets of €1 million, an increase in deferred tax assets of €3 million, an increase in current liabilities of €5 million and a decrease in deferred tax liabilities of €3 million.

The following table provides information for the Just Eat Acquisition on the control date fair value of each major class of assets acquired and liabilities assumed, including measurement period adjustments.

€ millions	15 April 2020
Consideration transferred	7,430

Other intangible assets	3,041
Property and equipment	18
Investments in associates and joint ventures	1,730
Right-of-use assets	64
Deferred tax assets	59
Other non-current assets	1
Trade and other receivables	80
Current tax asset	16
Inventories	4
Cash and cash equivalents	113
Borrowings	(348)
Deferred tax liability	(604)
Other non-current liabilities	(3)
Lease liability	(64)
Trade and other liabilities	(280)
Current tax liability	(6)
Total fair value of net identifiable assets	3,821
Non-controlling interests	(5)
Goodwill recognised	3,614

7Goodwill

	Unaudited
€ millions	30 June 2021	31 December 2020
Opening balance	4,616	1,097
Additions from business combinations	3,047	3,616
Foreign exchange and other movements	221	(97)
Balance as at the end of the period	7,884	4,616

The carrying amount of goodwill as at 30 June 2021 amounted to €7,884 million (31 December 2020: €4,616 million). No impairment loss was recognised during the six-month period ended 30 June 2021.

Just Eat Takeaway.com concluded that there has been no material deterioration in any of the key assumptions made during the last annual impairment review based on current strategy and financial projection for any of the cash-generating units (CGUs) to which a goodwill is allocated.

8Other intangible assets

Other intangible assets include assets acquired in a business combination, internally generated assets and assets acquired separately.

€ millions	Brand names	Consumer lists	Restaurant databases	Technology platforms	Development costs	Other	Total
Cost
Balance as at 1 January 2020	66	303	32	10	-	12	423
Additions	-	-	-	-	13	3	16
Additions from business combinations	499	2,242	101	189	(0)	9	3,040
Foreign exchange and other movements	(52)	(24)	(1)	(4)	0	(4)	(85)
Balance as at 31 December 2020	513	2,521	132	195	13	20	3,394
Additions	-	-	-	-	9	2	11
Additions from business combinations	390	1,830	70	140	-	-	2,430
Foreign exchange and other movements	30	122	4	12	1	-	169
Balance as at 30 June 2021 (unaudited)	933	4,473	206	347	23	22	6,004

Accumulated amortisation
Balance as at 1 January 2020	(5)	(29)	(5)	-	-	(8)	(47)
Amortisation expense	(19)	(75)	(13)	(30)	(1)	(4)	(142)
Foreign exchange and other movements	-	-	-	-	-	1	1
Balance as at 31 December 2020	(24)	(104)	(18)	(30)	(1)	(11)	(188)
Amortisation expense	(17)	(51)	(10)	(23)	(3)	(2)	(106)
Foreign exchange and other movements	(3)	-	-	(3)	-	(1)	(7)
Balance as at 30 June 2021 (unaudited)	(44)	(155)	(28)	(56)	(4)	(14)	(301)

Balance as at 31 December 2020	489	2,417	114	165	12	9	3,206
Balance as at 30 June 2021 (unaudited)	889	4,318	178	291	19	8	5,703

9Equity

Share capital

The Company had issued 212,121,200 shares at nominal value €0.04 each, amounting to an issued share capital of €8 million as at 30 June 2021 (31 December 2020: 148,758,803 ordinary shares at nominal value €0.04 each, amounting to an issued share capital of €6 million). All shares have been issued and paid-in.

	Unaudited
	30 June 2021	30 June 2020
Opening balance	148,758,803	61,206,450
Issued during the year:
Issuances in connection with acquisitions	62,798,005	82,843,120
Share issuance to STAK	500,000	-
Capital raise in form of accelerated bookbuilding	-	4,600,000
Issuances upon vesting or exercise under share (option) plans	64,392	69,978
Closing balance	212,121,200	148,719,548

The 62.8 million ordinary shares issued during the period relate to the Transaction. The Company has issued 500,000 shares with a nominal value of EUR 0.04 each to be held by Stichting Administratiekantoor Takeaway.com (“STAK”) to fulfil potential future obligations under various share-based payment plans.

10Basic and diluted loss per share

Numbers of weighted-average shares used in the calculation of basic and diluted loss per share are as follows:

	Unaudited
	Six-month period ended 30 June
	2021	2020
For the purpose of basic loss per share	155,757,419	132,010,223
For the purpose of diluted loss per share	155,757,419	132,010,223

The number of potential dilutive weighted-average shares not taken in consideration above, due to their anti-dilutive effect, amount to 12,811,441 ordinary shares (2020: 5,868,723 ordinary shares), mainly related to the 2021 convertible bonds, the 2020 convertible bonds, the 2019 convertible bonds and share-based payment plans.

11Borrowings

Convertible bonds

On 2 February 2021, the Company announced the successful placement of €1.1 billion of convertible bonds, consisting of two tranches with aggregate principal amounts of €600 million due August 2025 (Tranche A), and €500 million due February 2028 (Tranche B), convertible into ordinary shares of the Company. The Company intends to use the net proceeds from the issue of the convertible bonds for general corporate purposes as well as to provide the Company with financial flexibility to act on strategic opportunities which may arise.

The convertible bonds were issued at 101.5% (Tranche A) and at 100% (Tranche B) of their nominal value in denominations of €100,000 each. The Tranche A convertible bonds does not bear interest and the Tranche B convertible bonds bear interest at a rate of 0.625% per annum, payable semi-annually in arrears in equal instalments on 9 February and 9 August of each year, commencing on 9 August 2021. The initial conversion price of the convertible bonds was set at €135.58 (Tranche A) and €144.93 (Tranche B). The convertible bonds may be converted into ordinary shares in accordance with the terms and conditions of the convertible bonds.

Senior notes

In June 2019, Grubhub Holdings Inc., a wholly owned subsidiary of Grubhub Inc., issued senior notes at par for an aggregate principal amount of $500 million (the “Senior Notes”). The Senior Notes were issued pursuant to an indenture, dated 10 June 2019 (the “Indenture”), amongst Grubhub Holdings Inc., the guarantors party thereto and Wilmington Trust, National Association, as trustee (the “Trustee”). The Senior Notes are due in July 2027 and bear interest at 5.500% per annum, payable semi-annually in January and July. The Senior Notes are redeemable prior to the due date in accordance with the terms of the Indenture.

In connection with the closing of the Transaction, Merger Sub II, Inc. (“New Grubhub Inc.”), Grubhub Holdings Inc. and the Trustee entered into a Supplemental Indenture (the “Supplemental Indenture”) to the Indenture. Pursuant to the terms of the Supplemental Indenture, New Grubhub Inc. assumed all the obligations of Grubhub Inc. under the Indenture and the Senior Notes.

Following the Transaction, the Senior Notes are guaranteed on a senior unsecured basis by Grubhub Holdings Inc. and each of its existing and future wholly-owned domestic restricted subsidiaries that guaranteed Grubhub Holdings Inc.’s prior credit facility, or that guarantees certain other indebtedness or indebtedness of a guarantor. The Indenture contains customary covenants that, amongst other things, restrict the ability of New Grubhub Inc. and the ability of certain of its subsidiaries to incur additional debt or issue preferred shares; create liens on certain assets to secure debt; and consolidate, merge, sell or otherwise dispose of all or substantially all of New Grubhub Inc.’s assets. These covenants are subject to a number of important exceptions and qualifications and also include customary events of default.

Revolving credit facility (the Just Eat RCF)

In June 2021, a waiver was obtained allowing the Company to not perform covenant testing and to not provide Compliance Certificates for reporting periods from 30 June 2021 to 31 December 2022 (inclusive) in return for the Company agreeing not to draw on the facility. The facility was undrawn at year end 2020 and no drawings were made in the current reporting period.

	Unaudited
€ millions	30 June 2021	31 December 2020
2019 convertible bonds (2,500 notes at €100,000 par value)	231	229
2020 convertible bonds (3,000 notes at €100,000 par value)	250	245
2021 convertible bonds "A" (6,000 notes at €100,000 par value)	537	-
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	426	-
Senior notes	422	-
Borrowings - non-current	1,866	474

2019 convertible bonds (2,500 notes at €100,000 par value)	6	6
2020 convertible bonds (3,000 notes at €100,000 par value)	3	3
2021 convertible bonds "B" (5,000 notes at €100,000 par value)	3	-
Senior notes	23	-
Borrowings - current	35	9

Borrowings - total	1,901	483

The current borrowings as at 30 June 2021 relate to the interest payable within 12 months regarding the 2021 convertible bonds, the 2020 convertible bonds and 2019 convertible bonds.

	Unaudited
€ millions	30 June 2021	31 December 2020
Opening balance	483	229
Proceeds from issue of 2020 convertible bond	-	300
Proceeds from issue of 2021 convertible bond "A"	609	-
Proceeds from issue of 2021 convertible bond "B"	500	-
Transaction costs	(15)	(6)
Net proceeds	1,577	523

Additions from business combinations (Senior notes)	447	-
Amount classified as equity (net of transaction costs)	(139)	(51)
Accrued interest	24	19
Interest paid	(16)	(8)
Foreign exchange movements	8	-
Closing balance	1,901	483

12Contingent liabilities

Legal proceedings

Subject to the matters disclosed below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the Just Eat Takeaway.com’s financial position or results.

Gig Economy Matters

Just Eat Takeaway.com is involved in various legal proceedings including labour and employment claims, some of which relate to the alleged misclassification of independent contractors.

Grubhub currently has a number of pending putative class actions, Private Attorney General Act lawsuits and arbitrations alleging the misclassification of independent contractors. Legislation in this area continues to evolve, and Grubhub therefore expects to continue to receive an increased number of misclassification claims. Nonetheless, the Company believes that its approach to classification is supported by the law and intends to continue to defend itself vigorously in these matters. The Company does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action.

In Italy, Just Eat Italy S.R.L. has received orders from the public prosecutor and labour, social security and public insurance inspectors that state that couriers engaged by Just Eat Italy should be considered ‘workers’, in Italy called co.co.co., instead of independent contractors. On 24 February 2021, Just Eat Italy was ordered to pay salaries and apply working conditions in line with applicable laws and regulations for co.co.co. in the logistic sector. On 1 April 2021, Just-Eat Italy received a further order with the calculation of the social security contributions for said couriers, amounting in total to almost €11 million, including fines for late payment. The related accrual as per 30 June 2021 is included in Trade and other liabilities. The Just Eat Takeaway.com continues to evaluate its approach towards, and any potential objections to, the orders. The Just Eat Takeaway.com's business plans in Italy include discontinuation of delivery with independent contractors and the roll-out of an employed courier delivery model. In this context, in the first quarter of 2021, the Just Eat Takeaway.com signed a collective bargaining agreement with the largest unions for the employment of its couriers. Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect of the remaining exposure or timing.

In Australia, Just Eat Takeaway.com’s subsidiary Menulog Pty. Ltd. (“Menulog”) received a position paper from the Australian Taxation Office (the “ATO”) on 11 September 2019 stating that the couriers engaged by Menulog should be considered employees rather than independent contractors. Menulog has challenged this based on the legislation and recent case law. In April 2021, the ATO provided Menulog with a Draft Decision Paper in which it reiterated its previous decision and stipulates that the guidance should be applied retrospectively. The related accrual as per 30 June 2021 is included in Trade and other liabilities. Menulog continues to evaluate its approach towards, and any potential objections to, the Draft Decision Paper.

EU State Aid

In October 2017, the European Commission (the ‘‘EC’’) announced it was conducting a state aid investigation into the Group Financing Exemption contained within the UK’s Controlled Foreign Company (‘‘CFC’’) legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A of the Taxation (International and Other Provisions) Act 2010) was introduced in 2013 when the UK CFC rules were revised.

On 20 August 2019, the EC published its final decision in the Official Journal following the conclusion of its investigation.

Following the decision, the EC ordered the UK to recover in full the CFC charge that would have applied if no claim under the Group Financing Exemption had been made, to the extent that the profits were attributable to qualifying loan relationships which involved UK activities.

Just Eat Takeaway.com believes the EC came to the wrong conclusion following its investigation and has applied to the General Court of the European Union (the ‘‘GCEU’’) to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications.

Similar to other UK-based international companies, Just Eat Takeaway.com may be impacted by the final outcome of this investigation, potentially with previously exempt finance flows becoming subject to the UK’s CFC legislation and therefore UK tax, in addition to its relevant affiliates being subject to applicable tax legislation in their own tax jurisdictions. Just Eat Takeaway.com is continuing to work with its advisers to assess the EC’s decision on its position as guidance is released from Her Majesty’s Revenue and Customs (‘‘HMRC’’) and other sources. While there is considerable uncertainty with regard to both the annulment process and any corresponding liability assessed by HMRC, the maximum potential cash exposure has been calculated to be £17 million including interest (€19 million including interest), should the EC’s decision be upheld. Just Eat Takeaway.com has appealed the decision on a number of grounds and continues to engage with HMRC on the matter.

We believe the European Commission's decision to be without merit, however in line with IFRS 3, Just Eat Takeaway.com assumed a contingent liability of €3 million in our opening balance sheet for this matter. The UK Government is required to commence collection proceedings and a new law was enacted as of 17 December 2020 to empower HMRC to do this. However, the new law is a charging mechanism only and not an arbitration on the merits of the on-going litigation. If the state aid decision is annulled, then any amounts paid will be returned to Just Eat Takeaway.com following this final determination.

Due to the newly enacted legislation, HMRC issued a charging notice for €14 million on 1 February 2021 and this was paid on 26 February 2021. This is a collection mechanism only and does not alter the ongoing merits of the case which is subject to on-going litigation.

Civil Litigation

In August 2011, Ameranth, Inc. (“Ameranth”) filed a patent infringement action against a number of defendants, including Grubhub Holdings Inc., in the U.S. District Court for the Southern District of California, Case No. 3:11-cv-1810. Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub Holdings Inc., Case No. 3:12-cv-739, and Seamless North America, LLC, Case No. 3:12-cv-737, which were consolidated along with approximately 40 other cases Ameranth filed in the same district.

In September 2018, the district court granted summary judgement (on another defendant’s motion) of unpatentability on the sole remaining patent and vacated the 3 December 2018 jury trial date for the claims against Grubhub Holdings

Inc. and Seamless North America, LLC. In October 2018, the district court entered final judgement on all claims in the case in which summary judgement was granted, and then stayed the remaining cases (including the cases against Grubhub and Seamless). Ameranth then appealed this decision to the U.S. Court of Appeals for the Federal Circuit. In November 2019, the Federal Circuit affirmed the district court’s findings of unpatentability in all material respects, and remanded certain dependent claims to the district court. In June 2020, Ameranth filed a petition for a Writ of Certiorari with the Supreme Court of the United States, which the Court subsequently denied in October 2020. Grubhub believes this case lacks merit and that it has strong defenses to all of the infringement claims. Grubhub intends to defend the suit vigorously. Grubhub has not recorded an accrual related to this lawsuit as of June 30, 2021, as it does not believe a material loss is probable.

On 20 November 2019, a purported stockholder of Grubhub Inc. filed a putative class action complaint against Grubhub Inc., then Chief Executive Officer Matthew Maloney, and then President and Chief Financial Officer Adam DeWitt in the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665. The complaint, which was amended on 24 July 2020, asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about Grubhub’s growth, competitive landscape, and strategy. The complaint seeks unspecified compensatory damages and attorneys’ fees, amongst other relief. Grubhub filed a motion to dismiss the complaint, which is now fully briefed before the court. The defendants believe that the complaint is without merit and that a material loss is not probable. However, given the early stage of the proceedings, a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

13Events after the reporting period

The Company has entered into an agreement to acquire the Bistro.sk business in Slovakia from Ringier Axel Springer Media AG. The enterprise value for the transaction is approximately €50 million, with the transaction expected to close later in 2021. Following closing of the acquisition, Bistro.sk will adopt the Just Eat Takeaway.com global brand identity and migrate to the Company’s European IT-platform.

In July 2021, Just Eat Takeaway.com took up its rights to participate in iFood's funding round for its financial year ending March 2022, investing $62 million into iFood to maintain its current holding of 33.3%.

There have been no other events subsequent to the balance sheet date that require disclosure.

Appendix

Key Performance Indicators

	On a Combined basis[1]
Millions unless stated otherwise	30 June 2021	30 June 2020	31 December 2020	31 December 2019
Restaurants ('000)	588	426	506	327
Active Consumers	98	81	91	71

	On a Combined basis[1]
Total orders	H1 2021	H1 2020	2020	2019
United States	134.4	105.9	227.9	179.7
United Kingdom	135.0	76.8	179.2	132.9
Germany	79.8	49.2	112.2	69.5
Canada	57.0	37.0	86.1	48.3
Netherlands	31.4	22.8	49.4	38.0
Rest of the World	109.3	71.1	161.1	124.6
Total Orders	546.8	362.7	816.0	593.0

	On a Combined basis[1]
Average transaction value (€)	H1 2021	H1 2020	2020	2019
United States	32.58	34.62	33.91	29.76
United Kingdom	22.62	24.36	23.74	22.49
Germany	24.49	22.41	22.89	20.62
Canada	25.15	25.05	24.37	24.41
Netherlands	25.61	23.76	24.00	21.64
Rest of the World	22.90	22.21	22.42	20.39
Average Transaction Value	25.83	26.70	26.28	24.13

	On a Combined basis[1]
Total GTV (€ million)	H1 2021	H1 2020	2020	2019
United States	4,378	3,665	7,728	5,347
United Kingdom	3,052	1,870	4,255	2,990
Germany	1,955	1,103	2,569	1,432
Canada	1,433	927	2,099	1,180
Netherlands	804	543	1,185	823
Rest of the World	2,502	1,578	3,613	2,539
Total GTV	14,124	9,686	21,448	14,311

[1] The Grubhub business was consolidated from 15 June 2021, and the Just Eat business was consolidated from 15 April 2020. These figures are presented as if the combination was completed on 1 January 2019 to provide comparable information for the full six months period. These numbers are unaudited and may not add up due to rounding.